Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011

PARTICIPANTS
Corporate Participants
John W. Somerhalder – Chairman, President & Chief Executive Officer

MANAGEMENT DISCUSSION SECTION
John W. Somerhalder, Chairman, President & Chief Executive Officer

Good afternoon again. Thank you for joining us here. Before I get started, I’d like to remind you of our forward-looking statement document, also supplemental information which relates things like how we use GAAP and non-GAAP measures and how you reconcile those and then the fact that we have additional information as an example or asked for related to the Nicor transaction.

On this slide, it basically tees me up to do exactly the same thing I did at lunch and I’ll spare you most of that, since most of you just heard that. But we really do, as an industry, have a very stable situation related to American, affordable, abundant natural gas and what that does for our businesses, how that supports our businesses, helps us in distribution operations and with some of our other opportunities.

But what that does do is provide certain challenges related to one of our sets of investments and that’s our Storage business. When we looked at fundamentals of that business, how much high deliverability storage we’ve built compared to the rapid growth in demand for natural gas related to power generation and the seasonal nature of that and the intraday and other – the nature of the swings in that area, the fundamentals still appear strong to us in that business. Our belief is in strong fundamentals related to storage, but we do have more challenges in that business now because of the low prices of natural gas and the lack of volatility in that market, and I’ll talk a little bit more about that in a minute. And as I indicated, as a company, we’re also exploring our opportunities to invest in natural gas as a transportation fuel.

First, I’d like to kind of go back and cover our accomplishments for 2010, and that’s everything from our strong commitment to safety – and that shows itself in several ways. It’s not only our top quartile performance year after year related to things like employee safety, but it’s also very good performance related to programs to make sure we have safe pipelines and that we replace pipelines as necessary. And as one example, we have a program in Georgia where we just completed, after 12 years, replacing all the cast iron in our system. That’s something that’s very important to us, to identify those categories of pipe that should be replaced over time, and to proactively move forward on that with good regulatory mechanisms to do that. We’re capable of doing that.

We – at the same time, we achieved good earnings results, $3.05 per diluted share, and that excludes the merger-related costs. Importantly, in our core business, 70% of our business is distribution operations. We had good success on a number of fronts.

On the regulatory front, both rate cases in Georgia and before that, Tennessee, we had very good acceptable outcomes for our customers and for the company. We’ve been successful, not only with rider surcharge-type programs for things like pipeline replacement, but for programs, as an example, to reinforce pressure in the pipeline system north in Atlanta, where most of the growth phase. We’ve been successful with s program called STRIDE to make sure we had real-time recovery with the investments we needed to make there, and in areas like New Jersey, where we

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011

have the UIE program, which it allows us to invest in infrastructure-type programs to both cover safety as well as enhance service in that area.

We’ve also made important investments in our pipeline business. Magnolia, Hampton Roads Crossing, are two pipeline projects, not large projects. A through X, it was about $150 million, Magnolia about $50 million. But importantly, we were able to invest in pipelines that fit well with our distribution business, and through various mechanisms, we had good, real-time recovery of the capital we invested there. And then we had the positive uplift of being able to buy another 15% in the SouthStar venture from Piedmont.
I’ll talk a little bit more about the stability and the track record related to our wholesale business and the South Star business. I’ll talk more about storage and the successes we’ve had on storage. We completed a very successful financing activity, totaling about $2 billion over the last year. And then obviously, the thing that is most exciting to us is we had the unique opportunity to combine our very good company with Nicor, another very good company, and I’ll talk about the benefits about that and where we stand on that transaction and why we’re excited about that.

This shows our earnings track record and earnings between the different business segments and what we estimate for 2011. The result is a continuation of a very good trend, both from the standpoint of EPS growth, as well as our track record around dividends. I think we’ve raised dividends 10 times in the last nine years.

Distribution operations, our model’s fairly straightforward. We have 2.3 million customers and our model is a balance between very good regulatory relationships in the states, with our customers with the regulators, good regulatory outcomes and importantly good cost control to benefit our shareholders and our customers over time. And what you can see is, even in a time period where we haven’t seen much customer count growth – in fact, over the last 18 months, we’ve really not had any customer count growth – but you still see earnings significantly improving because of good regulatory outcomes, programs where we can invest capital and through rider surcharge programs get real-time recovery. And the fact that we control costs through time, that again benefits our customers, but also allows us to achieve these type of earnings results.

We plan to continue with those priorities in the future. Obviously, the one that significantly positions us better moving forward is the Nicor merger, which gives us even more scale and scope and gives us more ways to keep costs low between rate cases and make sure, again, that we bring those costs to the bottom line and pass those back in the appropriate way to our customers to benefit them.

SouthStar, we have about 600,000 customers in that business. 500,000 of those are in Georgia, but we also have customers in Ohio, Florida, New York and a couple other areas as well. And the track record for SouthStar has been a good, solid, stable track record as well. And if you look at the growth trajectory, when we first started the business back in the 2001 time period, before that and how that’s grown, really a very stable growth trajectory, with the exception of 2005, 2006 and 2007 where we had enhanced results because of the storage spreads that were available in that time period, generally around the time of Katrina and Rita. And that resulted in the ability for SouthStar to use the assets that would normally be used to serve their customers off-peak to produce some additional results.

But once you adjust out for that and just also adjust out for things like LOCOM adjustments, you see a very stable track record and we think the ability to continue on with this stable growth trajectory. So our focus will be on continuing to stabilize the Georgia market, which is a competitive market, and then, in a disciplined way, to grow in the other states we’ve talked about and some of the other areas we’re looking at. And then since Nicor has a very good retail model around other services like warranty products and those things, to really integrate those products across our larger footprint, be able to get the benefits of increased revenue synergies from the transaction.

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011

Sequent, we’ve gone through this a number of things, what we are and what we are not. And I’d really just point out a couple of things. What we are not is a holder of large speculative positions. We’re not a financial market maker. We really hold on to physical assets and physically optimize those for the benefits of our customers.

And we really are an asset first-approach company. We take positions for storage and transportation. We manage assets for others. We manage fuel supply for power generation. And we manage gas for producers where they need to get that gas to a market, but we use the assets we have and we make sure we have the assets first so that we can provide very reliable service to them. But because we serve all those different areas, it gives us diversification of products that we offer and geographically, we have diversification as well.

And again, the track record at Sequent, like we’ve talked about several times, is very stable as well. If you look at that track record, you do see the benefits of Katrina and Rita and the extra profitability in those years. And then in 2008, when oil prices were high and we saw more volatility in the natural gas market, we saw the extra profitability and we’ve always talked about those as unique time periods, but you can also see the underlying stability that really tracks everything from sales volumes to counterparties, to the pipelines we have transactions on, a good stable increase in those businesses.

Again, our priorities are to continue to grow the business consistent with this philosophy. One of the good things we’re seeing now is over the last year or two, we’ve achieved good results even in lower volatility time periods because of that diversification of products. But that was also in a time period when we had negotiated a number of storage contracts, pipeline contracts or asset management agreements, back when things were more volatile. The benefit we have now is we’re able to go back and renegotiate a number of those arrangements – transportation, storage and asset – in a lower volatility time period. So we’re able to reduce certain costs in that portfolio which gives us even a stronger foundation to move forward and continue with that growth trajectory.

And then again, our priority will be to integrate a very good business that Nicor has with Nicor Exchange, very good expertise in the Midwest around Chicago hub, into our portfolio and get both cost benefits and benefits from the standpoint of revenue because of their expertise in that book of business.

Our most challenged business right now is pivotal and that’s our development of high deliverability storage. We have very good facilities that are operating very well. Construction’s gone very well at GTS. We have Cavern 1 in service there, leeching at Cavern 2 is going very well. We’re heading towards commercial operations of Cavern 2 at Golden Triangle early in 2012. And our ability to expand those facilities, an expansion at Jefferson Island for Cavern 3 and 4 and the expansions in Cavern 3 and 4 GTS, we’re continuing to keep those options open.

But in this time period of low, stable natural gas prices, we have seen rates for this service continue to decline over the last roughly two and a half years. We’ve seen a steady decline and it’s now down at a level – just to put into perspective, when we looked at the economics for the expansion of GTS and the rates that were in affect at that time, today we’re seeing rates that are fairly close to $0.50 on the dollar for what we saw in that time period.

Jefferson Island, though, is close to the Henry hub, well-positioned, good header, good interconnects, very good reliable operations. Golden Triangle, again, our new facility around Beaumont, well positioned, good interconnects and a good market. We originally anticipated a lot of LNG coming into this area and as you all know, that has not happened for the obvious reasons that we’ve discussed earlier.

What our priority will be is to contract the remaining 4 BCF at Cavern 1 and right now, in this environment, the way we plan to do that is a combination of shorter-term contracts with third

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011

parties. We’re aggressively pursuing a contract with Sequent where Sequent would take some of that capacity, actively manage it and manage it in connection with the rest of their physical positions they have. And then some capacity could stay in the hands of Pivotal, where they would optimize that through park and loan services and through other measures.

So, high priority on completing construction at Golden Triangle, selling the remaining 4 BCF under one of those three methodologies and then continuing in this area as well to control costs in this time period. Again, we’re well positioned with our existing facilities. They’re operating well. In this commercial environment, what we want to do is minimize cost, contract shorter terms, keep the options open for expansion, but be very disciplined and not commit to expanding these facilities,even though we have low-cost facilities, until we see storage rates start to return back to normal levels.

We believe that it will. When we look at this business, we look at the amount of storage that’s been built. And I talked earlier about the fact that from a capacity standpoint, we have an added about 10% capacity to the system. We’ve added about 20% to deliverability, but when we look at the need for natural gas for power generation and other markets that have grown, and how seasonal that is and what – and how weather dependent that is and how dependent that is on renewables, we see the need for that amount of storage.

It’s simply a situation where we see considerable shale gas oversupply in the market, very high storage levels going into each winter and summer time period. And our projection is that with the return to a more balanced market, we could again see – we again should see more normal levels of storage value. Not necessarily – we’re not anticipating going back to the 2008, or 2006, 2005 time period, but certainly back to more normal levels. But again, we’re going to be disciplined and not invest in this business till we see, directionally, that we’re heading back into those type areas.

I’ll talk just a minute about the Nicor transaction and the major benefit to us is bringing together two very good companies. They’re a low-cost operator. We’re a low-cost operator. What this allows us to do though is take their best practices, our best practices, and the scale issues we have, everything from procurement, to customer information systems, to a number of services at the CEO, CFO, insurance, audit, and all of those levels, and have those additional ways to achieve synergies to bring results for our customers and for our shareholders.

But also, the unregulated businesses fit together very well. I’ve talked about this a little bit in the past. From the retail standpoint, we are, we believe, the leading provider of services related to commodity services in Georgia. We have about a 33% market share there, very good track record on that performance. Nicor is a leader in terms of providing some of these warranty services and their expertise in that area and our expertise coming together gives us new revenues opportunities.

As far as Sequent and Nicor Exchange, we’re a marketer across the country. Nicor has expertise in the Midwest area and they have back office systems. We have back office systems, so we have both revenue enhancement opportunities, as well as cost benefits by bringing the two businesses together.

And Nicor also is in the storage development business. What’s important is they’re in different areas. They’re in several different areas. One, they’re in California and that’s an area we don’t have exposure to. And our fundamental analysis says that because of the dependence of natural gas generation in the West, that that’s a good market to be in. And also, they’re more in the reservoir, lower-turn business. We’re in the salt-dome, high-turn business and it’s nice to have that diversification between the higher-cost, higher-turn storage opportunities compared to the lowercost facilities and lower turn that Nicor brings. So, it will give us the scale from a cost standpoint and then it gives us enhanced opportunities in that business.

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011
Company_ Ticker_ Event Type_ Date_

We’ve shown through time that we have expertise related to integration, both back with B&G and with the NUI transaction and things are going very well right now with the integration of these two very good businesses. The net result is we remain on track to deliver the results we’ve talked about, which is EPS accretion in future years – neutral in year one, but accretive to our earnings and to our growth rate after that. And obviously, we’re committed to maintaining a very solid investment grade credit rating.

And that’s what the combined company will look like. This is the timeline. Things have gone very well so far, right on track with what we had anticipated. The major event is our ICC hearings, which are scheduled to occur in July and we’re responding to filed testimony here in the next several weeks as well, so we’re going through that process. And the issues that have been raised to date are very much in line with what we anticipated. They’re issues that we believe we have a clear path towards finding a reasonable solution to. We haven’t found those solutions yet. We’re still working through that. But at this point, we’re very much on track to get those issues resolved. With the normal process, we would expect to close in the fourth quarter, most likely in the October to
December time period.

With that, I will open it up for questions. For, Drew.

AGL Resources, Inc.
AGL
American Gas Association
Financial Forum May 16, 2011

QUESTION AND ANSWER SECTION

<A – John Somerhalder – Chairman, President & Chief Executive Officer>: I think that’s the
20-second – almost the 20-second rule. I have a -

<Q>: [Question Inaudible] (18:40)

<A – John Somerhalder – Chairman, President & Chief Executive Officer>: Yes. There’s – and I’ll go into a little bit more detail, but because we’re both low-cost operators, separate and apart, we still have some opportunities to bring cost structure down, but together, we have enhanced opportunities. And I’ll give you several examples and kind of the straightforward stuff.

We’re on a PeopleSoft system. Nicor’s on a different system and we’ll be able to bring their system onto ours in a way that, over time, will keep costs a little bit lower. There just won’t be that redundancy. That’s not a large issue, but that’s one of the examples. There’s a better example, where they have a customer information system. That’s a product that we look to go to that they’ve already invested in. That’s something that we would have had to invest in. Well, we can migrate our customers, we believe, onto their system, and that’s a much bigger benefit for us.

And then there are benefits in areas like outside audit fees, CFO, treasury offices, CEO offices, those type things as well. So there’s identified, up-front savings in kind of a shared services, holding company type area. There are some savings, like with the customer information system that will, over time, produce benefits for the shareholders and customers and distribution operations, like we talked about. There are benefits in the unregulated business, like bringing two storage businesses together, and some of the overhead, bringing the back office systems of two marketing and trading businesses, Nicor Exchange and Sequent.

So it’s a little bit in all of those areas, but the majority of the savings are at the holding company shared services level, and with the unregulated businesses, immediately, and then longer-term, we’ll hold costs low by best practices and scale issues in the utility.

Very good. Thank you all very much for joining us.

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as expected revenue and growth potential, our ability to be one of the lowest-cost, most diversified natural gas companies, and receipt of the necessary approvals for the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this document that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.